Exhibit (a)(2)

September 24, 2018

Dear Stockholder:

On behalf of the board of directors of Invuity, Inc., I am pleased to inform you that on September 10, 2018, Invuity agreed to be acquired by Stryker Corporation (“Stryker”), pursuant to the terms of an Agreement and Plan of Merger (the “Merger Agreement”) by and among Invuity, Stryker and Accipiter Corp., a wholly owned subsidiary of Stryker (“Purchaser”). Purchaser has today commenced a tender offer to purchase all outstanding shares of common stock of Invuity at a price of $7.40 per share, in cash, without interest (the “Offer Price”), subject to any applicable withholding and upon the terms and subject to the conditions of the Merger Agreement.

After successful completion of the tender offer, Purchaser will be merged with Invuity, and any Invuity common stock not purchased in the tender offer will be converted into the right to receive an amount equal to the Offer Price. Unless subsequently extended, the tender offer is scheduled to expire at 12:00 midnight Eastern Time at the end of the day on October 22, 2018. As more fully set forth in the Merger Agreement, the tender offer is conditioned upon, among other things, there being validly tendered and not validly withdrawn a number of shares of Invuity common stock that, together with the shares then owned by Stryker or Purchaser, if any, represent at least a majority of all then outstanding shares of Invuity common stock.

On September 10, 2018, the board of directors of Invuity: (i) determined that the tender offer, the merger and the other transactions contemplated by the Merger Agreement (the “Transactions”) are fair to, and in the best interest of, Invuity and its stockholders; (ii) approved and declared advisable the Merger Agreement, the tender offer and the merger; (iii) resolved that, subject to the terms and conditions of the Merger Agreement, the merger will be effected in accordance with Section 251(h) of the DGCL; and (iv) resolved to recommend that Invuity’s stockholders accept the tender offer and tender their shares of Invuity common stock to Purchaser pursuant to the tender offer.

Accordingly, and for the other reasons described in more detail in the enclosed copy of Invuity’s solicitation/recommendation statement, the board of directors recommends that Invuity stockholders accept the tender offer and tender their shares of Invuity common stock to Purchaser pursuant to the tender offer.

The solicitation/recommendation statement contains additional information relating to the Transactions, including a description of the reasons for the board of directors’ recommendations described above. Also enclosed are Purchaser’s Offer to Purchase, dated September 24, 2018, a Letter of Transmittal for use in tendering your shares and other related documents. These documents set forth the terms and conditions of the tender offer. We urge you to read the enclosed information and consider it carefully before tendering your shares.

On behalf of the Invuity board of directors, we thank you for your support.

Sincerely,

Scott Flora
Interim President and Chief Executive Officer